Exhibit 99.6

Hmh HMHCO @HMHCO WE are pleased to announce that hmh will be acquired by veritas capital, a leading private investment firm: spr.ly/8555 hmh partnering with veritas will provide hmh with the opportunity to accelerate our momentum and increase our positive impact on the four million teachers and 50 million students that we support each day. Jack lynch, ceo.